
June 30, 2011

<u>Via Email</u>
Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, Texas 78205

> **Re: Cullen/Frost Bankers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 13, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed April 27, 2011**
> **File No. 001-13221**

Dear Mr. Green,

We have reviewed your response dated June 8, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis</u>

<u>Loans</u>
<u>Maturities and Sensitivities of Loans to Changes in Interest Rates, page 63</u>

1. Refer to your response to prior comment one. You state that from time to time, in the ordinary course of business, you will renew/extend maturing lines of credit or refinance existing loans at their maturity dates, and these renewals, extensions and refinancings are

made in the ordinary course of business for customers that meet your normal level of credit standards. We acknowledge that you have concluded these renewals, extensions or refinancings that occurred during the reported periods were not deemed to be troubled debt restructurings pursuant to the guidance in ASC 310-40. However, we believe quantified information related to your renewals, extensions and refinancings promote an understanding of your lending activities. In this regard, please tell us and disclose the types and amount of loans you renewed at maturity for the periods presented and provide disclosure of the typical reasons that borrowers request such renewals and extensions.

Item 8. Financial Statements and Supplementary Data, page 81

Note 3 – Loans
Credit Quality Indicators, page 99

2. Refer to your response to prior comment eight. Please revise your disclosure in future filings to clarify that subsequent to origination, you do not monitor loan-to-value ratios (either individually or on a weighted-average basis) for loans that are considered to be of a pass grade (grades nine or better) and/or current with respect to principal and interest payments. Also, revise your disclosure in future filings to clarify that you only assess the loan-to-value position on a consumer real estate loan if, during the course of the collections process, it is determined that the loan has become collateral dependent.

3. Refer to your response to prior comment eight. Please revise your disclosure in future filings to disclose the loan-to-value positions in commercial real estate loans that have a calculated risk grade of 10 or higher, and in consumer real estate loans that have become collateral dependent.

Allowance for Possible Loan Losses, page 100

4. Refer to your response to prior comment nine. You state that you do not feel there is a cost-effective method by which you can reliably validate the historical accuracy of your general valuation allowances and the unallocated portion of the allowance for loan losses. In future filings, please disclose how you are able to monitor whether the allowance for loan loss allocation model, as a whole, calculates an appropriate level of allowance for loan losses, including specific examples of how you have performed this activity for the periods presented. Also, tell us whether you have considered alternative methodologies that can be reliably validated.

5. Refer to your response to prior comment nine. As of March 31, 2011, your unallocated allowance comprised 24.6% of your allowance for loan losses, and per your response, the largest component of the unallocated portion of the allowance for loan losses is related to general macroeconomic risk. Please revise your disclosures in future filings, as appropriate, to address the underlying reasons for increases or decreases in your unallocated allowance,

including the general macroeconomic risk component. Specifically state whether the changes were due to weakness in certain business sectors and identify the sectors, changes in unemployment, consumer spending activity, or other factors, and identify the methods by which you monitor each of these factors.

6. Refer to your response to prior comment 10. You state that generally, a commercial loan, or a portion thereof, is charged off immediately when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to your collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. We acknowledge that facts and circumstances related to each commercial loan may be different in determining that a loan should be charged-off; however, we believe specific disclosure regarding loan charge-offs is useful in understanding your accounting for nonperforming assets. Accordingly, please revise your future filings to clarify whether, in addition to your qualitative assessment, you have an established threshold in terms of days past due beyond which you partially or fully charge-off all commercial loans.

7. Refer to your response to prior comment 10. In order to increase transparency, please revise your disclosure in future filings to clarify how you differentiate between closed-end and open-end retail loans and consider disclosing an example of each loan type.

Note 16 – Fair Value Measurements
Financial Assets and Financial Liabilities, page 127

8. Refer to your response to prior comment 14. Please revise your future filings to disclose how you incorporated similar price declines into your allowance for loan losses for collateral dependent loans. Additionally, as part of your response, please discuss whether the properties and land mentioned were concentrated in certain geographic regions, and if so, please tell us which ones, and discuss any indices you look to in order to validate or estimate land and market pricing.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant